UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE

SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT

COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(C)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	First Eagle Alternative Capital BDC, Inc.
Address of Principal Business Office:	500 Boylston St., Suite 1200 Boston, MA 02116
Telephone Number (including area code):	(800) 450-4424
File Number under the Securities Exchange Act of 1934:	814-00789

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On March 9, 2023, Crescent Capital BDC, Inc., a Maryland corporation (“CCAP”) completed its previously announced acquisition of First Eagle Alternative Capital BDC, Inc., a Delaware corporation (“FCRD”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 3, 2022, by and among CCAP, FCRD, Echelon Acquisition Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of CCAP (“Acquisition Sub”), Echelon Acquisition Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of CCAP (“Acquisition Sub 2”), and Crescent Cap Advisors, LLC, a Delaware limited liability company and the external investment adviser to CCAP (“CCAP Advisor”). Pursuant to the Merger Agreement, Acquisition Sub was merged with and into FCRD (the “First Merger”), with FCRD continuing as the surviving corporation and a direct wholly-owned subsidiary of CCAP. Immediately following the First Merger, FCRD was merged with and into Acquisition Sub 2 (the “Second Merger”), with Acquisition Sub 2 continuing as the surviving entity (the “Surviving Company”). As a result of, and as of the effective time of, the Second Merger, FCRD’s separate corporate existence ceased. On March 9, 2023, CCAP and the Surviving Company entered into an Agreement and Plan of Merger (the “Third Merger Agreement”). Pursuant to the Third Merger Agreement, the Surviving Company merged with and into CCAP, with CCAP continuing as the surviving entity. CCAP has elected to be regulated as a business development company under section 54(a) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, CCAP, as successor by merger to the Surviving Company, a successor by merger to FCRD, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Los Angeles and State of California on the 9th day of March, 2023.

Crescent Capital BDC, Inc., as successor by merger to Echelon Acquisition Sub LLC, a successor by merger to First Eagle Alternative Capital BDC, Inc.

By:	/s/ Gerhard Lombard
Name: Gerhard Lombard
Title: Chief Financial Officer

Attest:	/s/ George Hawley
Name:	George Hawley
Title:	General Counsel